UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          THE LESLIE FAY COMPANY, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    527016109
                                 (CUSIP Number)
                             -----------------------

                            RICHARD S. BORISOFF, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                            TEL. NO.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                JANUARY 12, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box o.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                               Page 1 of 14 Pages

                                  SCHEDULE 13D

CUSIP NO.  527016109
          ------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Three Cities Fund II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO - Partner Contributions
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     1,457,679
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        1,215,081
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,512,564
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------
                               Page 2 of 14 Pages

                                  SCHEDULE 13D

CUSIP NO.  527016109
          ------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  TCR Associates, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     1,457,679
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        1,215,081
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,512,564
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------
                               Page 3 of 14 Pages

                                  SCHEDULE 13D

CUSIP NO.  527016109
          ------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Three Cities Research, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     3,512,564
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        3,269,966
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,512,564
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------
                               Page 4 of 14 Pages

                                  SCHEDULE 13D

CUSIP NO.  527016109
          ------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Three Cities Offshore II C.V.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO - Partner Contributions
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Netherlands Antilles
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     2,297,483
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        2,054,885
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,512,564
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------
                               Page 5 of 14 Pages

                                  SCHEDULE 13D

CUSIP NO.  527016109
          ------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Three Cities Associates, N.V.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Netherlands Antilles
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     2,297,483
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        2,054,885
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,512,564
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------
                               Page 6 of 14 Pages

                                  SCHEDULE 13D

CUSIP NO.  527016109
          ------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  J. William Uhrig
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     2,297,483
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        2,054,885
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,512,564
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------
                               Page 7 of 14 Pages

                         AMENDMENT NO. 3 TO SCHEDULE 13D

                  This Amendment No. 3 ("Amendment") supplements the Schedule 13D, filed on May 24, 1999, as amended by Amendment No. 1, filed on August 5, 1999, and Amendment No. 2, filed on August 30, 1999 (as so amended, the "Schedule 13D"), in the following respects only (capitalized terms used herein shall have the meanings ascribed to such terms in the Schedule 13D):

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 is amended and restated in its entirety as follows:

                  (a) - (c) The persons (the "Reporting Persons") filing this statement are Three Cities Fund II, L.P., a Delaware limited partnership ("Fund II"), TCR Associates, L.P., a Delaware limited partnership ("TCR Associates"), Three Cities Research, Inc., a Delaware corporation ("Research"), Three Cities Offshore II C.V., a Netherlands Antilles limited partnership ("Offshore II"), Three Cities Associates, N.V., a Netherlands Antilles corporation ("TCA, N.V."), and J. William Uhrig ("Uhrig"). Fund II and Offshore II are collectively referred to herein as the "Three Cities Funds."

                  FUND II

                  Fund II is a Delaware limited partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Fund II, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The information about TCR Associates, the sole general partner of Fund II, required by Instruction C to Schedule 13D is set forth below.

                  TCR ASSOCIATES

                  TCR Associates is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Fund II. The principal business address of TCR Associates, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The information about Research, the sole general partner of TCR Associates, required by Instruction C to Schedule 13D is set forth below.

                  RESEARCH

                  Research is a Delaware corporation which serves as the sole general partner of TCR Associates. Research is also the advisor to the Three Cities Funds and, pursuant to a management agreement with the general partner of each of the Three Cities Funds, Research has voting and dispositive power over the shares of Common Stock reported as beneficially owned by the Three Cities Funds on this

                               Page 8 of 14 Pages

Schedule 13D. The principal business address of Research is 650 Madison Avenue, New York, NY 10022. The name, residence or business address, and present principal occupation or employment of each executive officer and director of Research is as follows:

                                RESIDENCE OR                     PRINCIPAL OCCUPATION
         NAME                 BUSINESS ADDRESS                        OR EMPLOYMENT
         ----                 ----------------                        -------------
Willem F. P. de Vogel      c/o Three Cities Research, Inc.      President and a Managing Director of
                           650 Madison Avenue                   Three Cities Research, Inc.
                           New York, NY 10022

Thomas G. Weld             c/o Three Cities Research, Inc.      Treasurer and a Managing Director of
                           650 Madison Avenue                   Three Cities Research, Inc.
                           New York, NY 10022

                  OFFSHORE II

                  Offshore II is a Netherlands Antilles partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Offshore II, which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Curacao, Netherlands Antilles. The information about TCA, N.V., the sole general partner of Offshore II, required by Instruction C to Schedule 13D is set forth below.

                  TCA, N.V.

                  TCA, N.V. is a Netherlands Antilles corporation, the principal business of which is serving as the general partner of Offshore II. The principal business address of TCA, N.V., which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Caracas, Netherlands Antilles. The name, residence or business address, and present principal occupation or employment of each executive officer and director of TCA, N.V. is as follows:

                                RESIDENCE OR                     PRINCIPAL OCCUPATION
         NAME                 BUSINESS ADDRESS                        OR EMPLOYMENT
         ----                 ----------------                        -------------
J. William Uhrig           c/o Three Cities Research, Inc.      a Managing Director of Three Cities
                           650 Madison Avenue                   Research, Inc.
                           New York, NY 10022

                  The information about J. William Uhrig, the sole stockholder, President and director of TCA, N.V., required by Instruction C to Schedule 13D is set forth below.

                               Page 9 of 14 Pages

                  UHRIG

                  J. William Uhrig is an individual who is the sole stockholder, President and the sole director of TCA, N.V. The name, residence or business address, and present principal occupation or employment of Mr. Uhrig is as follows:

                                RESIDENCE OR                     PRINCIPAL OCCUPATION
         NAME                 BUSINESS ADDRESS                        OR EMPLOYMENT
         ----                 ----------------                        -------------
J. William Uhrig           c/o Three Cities Research, Inc.      a Managing Director of Three Cities
                           650 Madison Avenue                   Research, Inc.
                           New York, NY 10022

                  (d)      None of the entities or persons identified in this
Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e)      None of the entities or persons identified in this
Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each individual named in this Item 2 is a citizen of the United States of America, except that Willem F. P. de Vogel is a citizen of the Kingdom of the Netherlands.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  By letter dated January 12, 2000 (the "Offer Letter," attached hereto as Exhibit 1), Research, Fund II and TCR Offshore (collectively, the "Buyers") submitted a proposal to the Board of Directors of the Company concerning the acquisition by the Buyers of all of the outstanding shares of Common Stock of the Company not currently owned by the Buyers (the "Proposed Acquisition") for a cash purchase price of $3.50 per share (the "Consideration").

                  The Buyers have calculated that, assuming that there are no dissenting shares, approximately $6,339,102 will be required to pay the aggregate Consideration payable to holders of Common Stock of the Company (other than shares held by the Buyers) at the closing of the Proposed Acquisition (based upon the number of outstanding shares of Common Stock set forth in the Form 10-Q of the Company, filed on November 14, 2000). Buyers expect that the funds to be used to pay the aggregate Consideration will come from available cash reserves.

                               Page 10 of 14 Pages

                  The transaction contemplated by the Offer Letter is subject to a number of terms and conditions set forth therein. The information set forth in response to this Item 3 is qualified in its entirety by reference to the Offer Letter, which is expressly incorporated herein by reference.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Pursuant to the Offer Letter, Buyers have proposed the Proposed Acquisition. The Proposed Acquisition is subject to a number of terms and conditions set forth in the Offer Letter. The information set forth in response to this Item 4 is qualified in its entirety by reference to the Offer Letter, which is expressly incorporated herein by reference.

                  It is anticipated that upon the completion of the Proposed Acquisition the Common Stock of the Company will cease to be quoted on the Nasdaq National Market System and that the Common Stock of the Company will be de-registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock or dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act.

                  Except as disclosed in Item 3, Item 6 and this Item 4, none of the Reporting Persons has any current plans or proposals which would relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                               Page 11 of 14 Pages

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (j)      Any action similar to any of those enumerated above.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1. Letter from Three Cities Research, Inc., Three Cities Fund II, L.P. and Three Cities Offshore II, C.V. to John J. Pomerantz, Chairman of the Board of Directors of the Company, dated as of January 12, 2001.





                               Page 12 of 14 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2001


                              THREE CITIES FUND II, L.P.

                              By:  TCR Associates, L.P.,
                                   its General Partner

                                   By:  Three Cities Research, Inc.,
                                        its General Partner


                                        By:  /s/ Willem F. P. de Vogel
                                             ----------------------------------
                                             Willem F. P. de Vogel
                                             President


                              TCR ASSOCIATES, L.P.

                              By:  Three Cities Research, Inc.,
                                   its General Partner


                                   By:  /s/  Willem F. P. de Vogel
                                        ---------------------------------------
                                        Willem F. P. de Vogel
                                        President


                              THREE CITIES RESEARCH, INC.


                              By:  /s/ Willem F. P. de Vogel
                                   --------------------------------------------
                                   Willem F. P. de Vogel
                                   President


                               Page 13 of 14 Pages

                              THREE CITIES OFFSHORE II C.V.

                              By:  Three Cities Associates, N.V.,
                                   its General Partner


                                   By:  /s/  J. William Uhrig
                                        ---------------------------------------
                                        J. William Uhrig
                                        President


                              THREE CITIES ASSOCIATES, N.V.


                              By:  /s/  J. William Uhrig
                                   --------------------------------------------
                                   J. William Uhrig
                                   President


                              /s/  J. William Uhrig
                              -------------------------------------------------
                              J. William Uhrig


                               Page 14 of 14 Pages